FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to complete direct listing on NYSE

20 January 2026

AstraZeneca to complete direct listing of ordinary shares and all US debt securities on the New York Stock Exchange

Ticker symbol for ordinary shares will remain AZN

AstraZeneca PLC ("AstraZeneca") today provided notice of the voluntary withdrawal from listing on The Nasdaq Stock Market LLC ("Nasdaq") of (i) its American Depositary Shares (the "ADSs"), representing AstraZeneca's ordinary shares of $0.25 each (the "Ordinary Shares") on a two-for-one basis and (ii) debt securities issued by AstraZeneca or its wholly-owned subsidiary AstraZeneca Finance LLC and guaranteed by AstraZeneca (the "Debt Securities"). As previously announced on 29 September 2025, AstraZeneca plans to complete a direct listing of its Ordinary Shares and the Debt Securities on the New York Stock Exchange (the "NYSE"), which will be effective after market close on 30 January 2026. The direct listing is a part of AstraZeneca's shareholder approved plan to harmonise its share listing structure to deliver a global listing for global investors in a global company. Following implementation of the Harmonised Listing Structure, shareholders will be able to trade their interests in the Ordinary Shares across the London Stock Exchange, Nasdaq Stockholm and the NYSE.

The listing of the ADSs and the Debt Securities on Nasdaq is expected to cease on 30 January 2026 and the Ordinary Shares and Debt Securities are expected to commence trading on the NYSE from Monday, 2 February 2026. The Ordinary Shares will continue to be listed under the ticker symbol "AZN".

Debt securities
For details on the Debt Securities, including outstanding US dollar-denominated and US-listed debt securities please visit https://www.astrazeneca.com/investor-relations/debt-investors.html.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca. The contents of AstraZeneca's website do not form part of this document and no one should rely on such websites or the contents thereof in reading this document.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 January 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary